SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Odebrecht Química S.A.
Certification Report on the Net
Book Equity as of December 31,
2004 for Merger Purposes

(A free translation of the original in Portuguese)

Certification Report on the Net Book Equity
for Merger Purposes

Odebrecht Química S.A.

PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the city of São Paulo, at Av. Francisco Matarazzo, 1400, 7th, 11th, and 13th to 20th floors, Torre Torino, with a branch in the city of Salvador, at Rua Miguel Calmon, 555, 9th floor, registered with the Regional Accounting Council (CRC) of the State of Bahia under No. CRC 2SP000160/O-5 "F" BA, and with the National Corporate Taxpayers’Register under No. 61.562.112/0004-73, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment having been registered in microfilm under no. 80.568, at December 31, 2004, represented by its undersigned partner, Mr. Marco Aurélio de Castro e Melo, Brazilian, married, accountant, holder of Identity Card No. 16.951.877-SSP/SP, enrolled in the Individual Taxpayers Register (CPF) under No. 078.020.188-46 and with the Regional Accounting Council of the State of Bahia under No. CRC 1SP153070/O-3 "S" BA, resident and domiciled in this capital city of Salvador, at Rua Miguel Calmon n° 555, 9th floor, was appointed as expert by Odebrecht Química S.A. and Braskem S.A., to proceed with the certification of the net book equity of Odebrecht Química S.A. as of December 31, 2004, as set forth by Article 224 and Article 227 of Corporate Law (Law 6.404/76), to be merged into Braskem S.A. The results of this certification work are presented below.

The certification of the net book equity mentioned above was made in conjunction with the audit of the balance sheet as of December 31, 2004. This balance sheet was prepared under the responsibility of the Company’s management for the purpose of merging this net book equity into Braskem S.A.

We conducted our audit in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and the financial information disclosed and (c) assessing the accounting practices used and significant estimates made by management.

Based on our work, we conclude that the amount of the assets, rights and obligations which form the net book equity of Odebrecht Química S.A., in accordance with the Company’s balance sheet at December 31, 2004 shown in the Attachment, is R$ 1,340,749,987.88, and is recorded in the books of account in conformity with accounting practices adopted in Brazil.

In conformity with Brazilian Securities Commission (CVM) Instruction 319 of December 3, 1999, we inform you that:

(a)

in accordance with the professional standards established by the Federal Accounting Council through Resolution 821/1997, we are not aware of any conflict of interests, whether direct or indirect, or any other circumstance which otherwise represents a conflict of interests in relation to the service above, and

(b)

We are not aware of any action by the majority stockholder or company management intended to influence, restrain, impair or practice any actions which have or might have compromised access, use or awareness of information, assets, documents or work methodologies material to the quality of this report.

Salvador, February 10, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" BA

Marco Aurélio de Castro e Melo
Contador CRC 1SP153070/O-3 "S" BA

Certification Report on the Net Book Equity
dated February 10, 2005

Odebrecht Química S.A.

Summarized Balance Sheet at December 31, 2004
In reais

Assets

Current assets	1,116,995,130,79

Long-term receivables	342,289,241,76

Permanent assets	100,921,371,95

1,560,205,744,50

Liabilities and net equity

Current liabilities	201,941,771,64

Long-term liabilities	17,513,984,98

Net book equity:
Capital	1,276,547,387,67
Legal reserve	5,553,854,25
Retained earnings	58,648,745,96

1,340,749,987,88

1,560,205,744,50

This attachment is an integral and inseparable part of the Certification Report on the Net Book Equity of Odebrecht Química S.A. issued by PricewaterhouseCoopers on February 10, 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer